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                               July 30, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 1 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 1
LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed July 21, 2020
                                                            File No. 024-11218

       Dear Mr. Silvestrini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       Exhibits

   1. You filed an unsigned and undated form of opinion with your amended Form 1-A on June
                                                        5, 2020. Please file a
signed and dated legality opinion as an exhibit to your offering statement. Refer to
Item 17(12) of Form 1-A, Part III.
   2. Please obtain and file a currently dated auditor's consent as an exhibit to your offering statement.




                                                        You may contact Joanna
Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
 Michael Silvestrini
Energea Portfolio 1 LLC
July 30, 2020
Page 2

Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Silvestrini
                                                          Division of
Corporation Finance
Comapany NameEnergea Portfolio 1 LLC
                                                          Office of Energy &
Transportation
July 30, 2020 Page 2
cc:       Mark Roderick, Esq.
FirstName LastName